

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 20, 2018

Via E-mail
Richard H. Fearon
Principal Financial Officer
Eaton Corporation plc
Eaton House, 30 Pembroke Road
Dublin 4, Ireland D04 Y0C2

> **Re: Eaton Corporation plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 0-54863**

Dear Mr. Fearon:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated January 22, 2016, you discussed contacts with Syria. The EMEA Electrical Sales Representatives section of Cooper Industries' website provides contact information for Syria, and the Sales Contacts-Africa, Middle East & Central Asia section of your website provides contact information in Morocco for Sudan. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since the 2016 letter, and with Sudan, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. In this regard, we note that

your joint venture partner Cummins discussed contacts with Syria and Sudan in correspondence submitted to us in May, and your customer Emirates flies to Sudan.

2. Please also discuss the materiality of any contacts with Syria and Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Please address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism. For example, the State of Michigan Retirement Systems' website reports that it divested from Eaton Corp. plc on July 18, 2017 because of business operations in Iran, a country also designated as a state sponsor of terrorism. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Lizbeth L. Wright
        Eaton Corporation plc

        Amanda Ravitz
        Assistant Director